UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

MetLife, Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

6.500% Non-Cumulative Preferred Stock, Series B

(Title of Class of Securities)

59156R603

(CUSIP Number of Class of Securities)

Ricardo A. Anzaldua, Esq.

Executive Vice President and General Counsel

MetLife, Inc.

200 Park Avenue

New York, New York 10166

(212) 578-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

John Schwolsky, Esq.

Benjamin Nixon, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,500,032,184.84	$174,303.74

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 59,850,000 shares of MetLife, Inc.’s 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Shares”), at the tender offer price of $25.00 per Series B Preferred Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including, June 15, 2015 to, but excluding, June 29, 2015, the expected settlement date of the tender offer, for a total cash price per Series B Preferred Share of $25.06. As of June 11, 2015, there were 60,000,000 Series B Preferred Shares, representing $1,500,000,000 in aggregate liquidation preference of Series B Preferred Shares issued and outstanding.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2015, equals $116.20 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $174,740.59	Filing Party: MetLife, Inc.
Form or Registration No.: SC TO-I	Date Filed: June 1, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third -party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO-I (“Schedule TO”) filed by MetLife, Inc. on June 1, 2015 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with MetLife, Inc.’s offer to purchase for cash its outstanding 6.500% Non-Cumulative Preferred Stock, Series B, par value $0.01 per share and liquidation preference $25.00 per share (the “Series B Preferred Shares”) at the tender offer price of $25.00 per Series B Preferred Share, plus an amount equal to accrued, unpaid and undeclared dividends from, and including, June 15, 2015 to, but excluding, the settlement date, which MetLife, Inc. currently expects to be June 29, 2015 (the “Offer”).

This Amendment No. 1 amends and supplements the Schedule TO to modify the Offer to an offer to purchase up to 59,850,000 of the outstanding Series B Preferred Shares, instead of an offer to purchase any and all of such Series B Preferred Shares, so that as a result of the Offer the Series B Preferred Shares will not be removed from listing on the New York Stock Exchange. If, at the expiration date of the Offer, more than 59,850,000 Series B Preferred Shares have been properly tendered and not properly withdrawn, and all conditions to the Offer have been satisfied or waived, MetLife, Inc. will purchase 59,850,000 Series B Preferred Shares from the tendering holders on a pro rata basis based on the number of Series B Preferred Shares tendered by each holder. Fractions resulting from the proration calculation will be rounded down to the next whole share.

MetLife, Inc. has delivered a notice of redemption to the holders of the Series B Preferred Shares (the “Redemption”). Any Series B Preferred Shares that are (i) properly tendered but not accepted for purchase due to prorationing as described in the preceding paragraph (ii) not properly tendered or (iii) properly tendered and properly withdrawn prior to the expiration date of the Offer, will be redeemed on July 1, 2015 pursuant to the Redemption. The Redemption will occur at a redemption price of $25.00 per share, without any payment for accrued, unpaid and undeclared dividends on the Series B Preferred Shares from, and including, June 15, 2015 to, but excluding, the redemption date, pursuant to the terms of the Certificate of Designations for the Series B Preferred Shares. As a result of the Redemption, the Series B Preferred Shares will be removed from listing on the New York Stock Exchange on the redemption date.

MetLife, Inc.’s Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, as amended and supplemented on June 12, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal, as amended and supplemented (the “Letter of Transmittal”), which, as they may be further amended or supplemented from time to time, together constitute the Offer. This Amendment No. 1 is being filed in accordance with Rule 13e-4(c)(3) under the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference in answer to all items in this Schedule TO, and as more particularly set forth below.

ITEM 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2.	Subject Company Information.

(a) MetLife, Inc. is incorporated under the laws of the State of Delaware. MetLife, Inc.’s principal executive offices are located at 200 Park Avenue, New York, New York 10166-0188, and its telephone number is 212-578-9500.

(b) This Schedule TO relates to the Series B Preferred Shares of MetLife, Inc. As of June 11, 2015, there were 60,000,000 Series B Preferred Shares issued and outstanding. The information set forth in the section of the Offer to Purchase titled “Introduction” is incorporated herein by reference.

(c) The information set forth in Section 7 (“Historical Price Range of Series B Preferred Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	Identity and Background of Filing Person.

(a) MetLife, Inc. is the filing person and subject company. The information set forth in Item 2(a) is incorporated herein by reference. The information set forth in Section 9 (“Certain Information Concerning MetLife”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

The names of executive officers and directors of MetLife, Inc., who are persons specified in Instruction C to Schedule TO, are set forth below. The address for each such person is: c/o MetLife, Inc., 200 Park Avenue, New York, New York 10166 and the telephone number for each such person is (212) 578-9500.

Name	Position(s)
Ricardo A. Anzaldua	Executive Vice President and General Counsel
Peter M. Carlson	Executive Vice President and Chief Accounting Officer
Steven J. Goulart	Executive Vice President and Chief Investment Officer
Cheryl W. Grisé	Director
Carlos M. Gutierrez	Director
John C. R. Hele	Executive Vice President and Chief Financial Officer
Frans Hijkoop	Executive Vice President and Chief Human Resources Officer
R. Glenn Hubbard	Director
Steven A. Kandarian	Chairman of the Board, President and Chief Executive Officer
Alfred F. Kelly, Jr.	Director
Edward J. Kelly, III	Director
William E. Kennard	Director
James M. Kilts	Director
Catherine R. Kinney	Director
Michel Khalaf	President, EMEA
Esther Lee	Executive Vice President and Global Chief Marketing Officer
Martin J. Lippert	Executive Vice President and Head of Global Technology and Operations
Maria R. Morris	Executive Vice President and Head of Global Employee Benefits
Denise M. Morrison	Director
Kenton J. Sicchitano	Director
Christopher G. Townsend	President, Asia
Lulu C. Wang	Director
William J. Wheeler	President, Americas

ITEM 4.	Terms of the Transaction.

(a)(1)(i) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Preferred Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Preferred Shares”), Section 5 (“Purchase of Series B Preferred Shares and Payment of Purchase Price”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction,” and in Section 1 (“Number of Series B Preferred Shares”) and Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(iv) Not applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 15 (“Extension of the Offer; Termination; Amendment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 3 (“Procedures for Tendering Series B Preferred Shares”) and Section 4 (“Withdrawal Rights”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Series B Preferred Shares”) and Section 5 (“Purchase of Series B Preferred Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(ix) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” “Introduction,” in Section 1 (“Number of Series B Preferred Shares”) and in Section 5 (“Purchase of Series B Preferred Shares and Payment of Purchase Price”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(x) Not applicable.

(a)(1)(xi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Accounting Treatment”) of the Offer to Purchase is incorporated herein by reference.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Series B Preferred Shares”) and Section 13 (“Certain Material U.S. Federal Income Tax Consequences”) of the Offer to Purchase is incorporated herein by reference.

(a)(2)(i–vii) Not applicable.

(b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purposes of the Offer”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 5.	Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1–10) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 2 (“Purpose of the Offer”), Section 8 (“Source and Amount of Funds”), Section 9 (“Certain Information Concerning MetLife”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	Source and Amount of Funds or Other Consideration.

(a) and (b) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) Not applicable.

ITEM 8.	Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the section of the Offer to Purchase titled “Introduction” and in Section 2 (“Purpose of the Offer”) and Section 16 (“Fees and Expenses”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	Financial Statements.

(a) and (b) The information set forth in Section 9 (“Certain Information Concerning MetLife”) of the Offer to Purchase is incorporated herein by reference.

ITEM 11.	Additional Information.

(a)(1) The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Series B Preferred Shares and Other Securities”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 11 (“Effects of the Offer on the Market for Series B Preferred Shares; Registration under the Exchange Act”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(c) The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, as each may be amended or supplemented from time to time, is incorporated herein by reference. The information contained in all of the exhibits referred to in Item 12 below is incorporated herein by reference.

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)*	Offer to Purchase, dated June 1, 2015.

(a)(1)(B)	Offer to Purchase, as amended and supplemented on June 12, 2015.

(a)(1)(C)*	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on IRS Form W-9).

(a)(1)(D)	Letter of Transmittal, as amended and supplemented (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification on IRS Form W-9).

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)*	News Release, dated June 1, 2015.

(a)(5)(B)	News Release, dated June 12, 2015.

(b)	Not applicable.

(d)

Form of Stock Certificate of 6.500% Non-Cumulative Preferred Stock, Series B (Incorporated by reference to Exhibit 99.6 to MetLife, Inc.’s Form 8-A filed with the Securities and Exchange Commission on June 15, 2005).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO on June 1, 2015.

ITEM 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

METLIFE, INC.

By:	/s/ Marlene B. Debel
Name:	Marlene B. Debel
Title:	Executive Vice President and Treasurer

Date: June 12, 2015